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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53403

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ankura Capital Advisors, LLC

OFFICIAL USE
ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Lexington Avenue – 10th Floor

(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   (212) 897-1694
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
                          (Name - if individual, state last, first, middle name)

10 South Riverside Plaza   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Ankura Capital Advisors, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Member's Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[x]   Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[x]   Rule 15c3-3 exemption report.

** ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Brian Lenart, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ankura Capital Advisors LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



CCO

Subscribed and sworn
to before me





HEATHER A INGEVALDSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 28, 2021

Ankura Capital Advisors, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934
December 31, 2018
(Confidential Treatment Requested)

ANKURA CAPITAL ADVISORS, LLC
Index
December 31, 2018

Page(s)

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ankura Capital Advisors, LLC (formerly known as Navigant Capital Advisors, LLC) as of December 31, 2018 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ankura Capital Advisors, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ankura Capital Advisors, LLC's management. Our responsibility is to express an opinion on Ankura Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ankura Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Ankura Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Ankura Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Ankura Capital Advisors, LLC's auditor since January 2018.
Chicago, Illinois
March 15, 2019

ANKURA CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 1,117,590
Accounts receivable - net of allowance for doubtful accounts $23,132	125,211
Deferred contract costs	141,281
Prepaid expenses and other assets	19,955
Total assets	**$1,404,037**

Liabilities and Member's Equity
Liabilities:

Related party payable	$ 310,093
Deferred revenue	239,414
Total liabilities	**549,507**

Member's equity

Member's equity	854,530
Total liabilities and member's equity	**$1,404,037**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Operations
For the year ended December 31, 2018

Revenues

Success fees	$	697,220
Reimbursement revenues		14,593
Revenues before reimbursements		17,786
Total revenue		729,599

Expenses

Cost of services before reimbursable expenses		266,054
Expense reimbursements		40,746
Rent expense		36,242
Professional fees and other expenses		165,598
Total expenses		508,640
Net income	**$**	**220,959**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2018

Balance, January 1, 2018	$	539,267
Adoption of ASC Topic 606 - modified retrospective transition method		94,304
Net income		220,959
Balance, December 31, 2018	$	854,530

The accompanying notes are an integral part of these financial statements.

4

ANKURA CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activities

Net income	$	220,959
Adjustments to reconcile net income to net cash provided by operating activities		
Cumulative effect of FASB ASC 606 transition adjustment		94,304
(Increase) decrease in operating assets		
Accounts receivable, net		(57,626)
Deferred contract costs		(141,281)
Prepaid expenses and others		(18,029)
Receivable from the parent company		126,950
Increase in operating liabilities		
Related party payable		307,093
Deferred revenue		59,761
Net cash provided by operating activities		592,131

Cash

Beginning of period		525,459
End of period	$	1,117,590

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

   Ankura Capital Advisors, LLC (the "Company"), formerly known as Navigant Capital Advisors LLC ("Navigant"), is a wholly owned subsidiary of Thoreau HoldCo, LLC ("Thoreau"). The Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company provides financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

   In 2018, Navigant was sold by its parent, Navigant Consulting Inc, to Thoreau, a wholly owned subsidiary of Ankura Consulting Group, LLC ("Ankura"). The name was subsequently changed from Navigant Capital Advisors, LLC to its current name.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Basis of Accounting
   Revenues and expenses are recorded on the accrual basis of accounting.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Accounts Receivable
   Accounts receivable consists of retainers and reimbursable expenses billed to customers but not yet paid. Management determines an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

   Deferred Contracts
   Deferred contract costs consist of wages and other costs related to the fulfillment of a contract. Such costs are capitalized to the extent they are explicitly reimbursable by the customer and expensed when the related revenue is recognized.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2018.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company provides financing and mergers and acquisitions advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Additionally, revenue is recognized once the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue on the accompanying statement of financial condition.

The Company adopted ASC topic 606 by applying the modified retrospective method which resulted in a cumulative increase to member's equity in the amount of $94,304 at January 1, 2018. Such amount consisted of $135,767 in deferred contract costs less $41,463 in deferred revenue.

Reported financial results for historic periods were not restated and are reported under accounting standards in effect during the historic period.

3. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $568,000 which exceeded the required net capital by approximately $531,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

4. **Concentrations**

    One account comprises 60% of accounts receivable. Management does not expect any loss to result with respect to this concentration.

5. **Related-Party Transactions**

    The Company had a service agreement with its former parent, Navigant Consulting Inc., and entered into a similar service agreement with Ankura on October 31, 2018 (collectively "the Agreement"). Under the Agreement, the Company is provided with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. During 2018, $326,455 of expenses were allocated pursuant to the Agreement and included consulting services at cost plus fringe benefits ($266,054), facilities ($36,242), and operating expenses ($24,159). Expenses directly attributable to the Company are paid by the Parent and charged to the Company. During 2018, directly attributable expenses were $167,028 and included reimbursable expenses, audit fees, and compliance service costs.

    In addition, the Company has a policy that assigns to the Parent revenues for services that do not culminate in a securities transaction. Cash receipts for these services by the Company result in the Company owing the Parent for amounts received.

    Due to the operating losses incurred in recent years, the Parent Company has agreed to provide continuing financial support to fund the Company's operations.

6. **Subsequent Events**

    The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through March 15, 2019, the date these financial statements were issued. There have been no material subsequent events during such period that would require recognition or disclosure in this report as of December 31, 2018.

SUPPLEMENTARY INFORMATION

ANKURA CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018   Schedule I

Member's equity	$	854,530
Deductions		
Accounts receivable, net		125,211
Deferred contract costs		141,281
Prepaid expenses and other assets		19,955
Net capital		568,083
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		36,634
Excess net capital	$	531,449
Aggregate indebtedness	$	549,507
Ratio of aggregate indebtedness to net capital		0.97 to 1
Reconciliation of Net Capital		
Net capital as reported on the unaudited Form X-17A-5 as of December 31, 2018	$	313,974
Decrease in ASC Topic 606 adjustment	$	(10,000)
Decrease in revenue		(8,261)
Decrease in expenses		248,839
Decrease in non-allowable asset		23,531
Net capital per above	$	568,083

ANKURA CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018   **Schedule II**

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ankura Capital Advisors, LLC, formerly known as Navigant Capital Advisors, LLC, (the "Company") indicated that it may file an Exemption Report because it had no obligations under 17 C.F.R § 240.15c3-3 and the Company does not handle cash or securities on behalf of customers (the exemption provisions); and (2) the Company stated that it did not handle cash or securities throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ankura Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
March 15, 2019

ANKURA CAPITAL ADVISORS LLC
Exemption Report Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of our knowledge and belief, Ankura Capital Advisors LLC ("Ankura") states the following:

Ankura may file an exemption report because it had no obligations under SEC Rule 15c3-3. Ankura did not handle cash or securities on behalf of customers without any exceptions throughout the year ending December 31, 2018.

Signature



CCO